767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 14, 2020

VIA EDGAR TRANSMISSION

Mr. Ronald Alper

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Trebia Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 6, 2020
CIK No. 0001805833

Dear Mr. Alper:

On behalf of our client, Trebia Acquisition Corp., a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 7, 2020.  In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001805833).  If requested, we will send to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.  Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 6, 2020

Principal Shareholders, page 138

1.              We note disclosure here and throughout your prospectus that Cannae is not an affiliate of you or your sponsors; however, you expect that an affiliate of Cannae will have a limited partnership interest in Trasimene Trebia, L.P. and therefore an indirect beneficial ownership interest in the company through Trasimene’s founder shares and private placement warrants.  Please elaborate on the current and expected relationships among Cannae, its affiliate and Trasimene Trebia, L.P., including an analysis of Cannae’s interest in these founder’s shares and warrants through its affiliate, and what “portion” of your founder’s shares and warrants owned by Trasimene Trebia L.P. may be beneficially owned by Cannae or Cannae’s affiliate.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the disclosure throughout Amendment No. 2, including page 139, to elaborate on the limited partnership interest that Cannae Holdings, LLC, an affiliate of Cannae Holdings, is expected to have in Trasimene Trebia, LP. We supplementally advise the Staff as follows:

•                 Cannae Holdings, Inc. is the sole member of Cannae Holdings, LLC, which was formed for the purpose of holding its limited partnership investment in Trasimene Trebia, LP. Cannae Holdings, LLC is expected to have an approximate 26% limited partnership interest in Trasimene Trebia, LP.

•                 As a result of its limited partnership investment, Cannae Holdings is expected to have an indirect economic interest in the founder shares and private placement warrants held by Trasimene Trebia, LP, but it will not have any voting or dispositive power over such securities.

•                 Trasimene Trebia, LLC is the sole general partner of Trasimene Trebia, LP. Trasimene Trebia, LLC has sole voting and dispositive power over the founder shares owned by Trasimene Trebia, LP. William P. Foley, II is the sole member of Trasimene Trebia, LLC, and therefore may be deemed to ultimately exercise voting and dispostive power over the founder shares owned by Trasimene Trebia, LP.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:                                Tanmay Kumar
                                                Chief Financial Officer
                                                Trebia Acquisition Corp.